SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2005

of

DUKE ENERGY RETIREMENT SAVINGS PLAN

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 526 South Church Street,

Charlotte, North Carolina 28202-1803

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Financial Statements as of December 31, 2005 and 2004, and for the year ended December 31, 2005,

Supplemental Schedules as of and for the year ended December 31, 2005, and

Report of Independent Registered Public Accounting Firm

NOTE:	The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in

Duke Energy Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Duke Energy Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Charlotte, North Carolina

June 27, 2006

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

(IN THOUSANDS)

	2005	2004
Assets:
Investments (Notes 1, 2, 3, and 4)	$2,475,009	$2,228,113

Receivables:
Participants’ contributions	3,343	3,136
Employer’s contributions	2,236	2,133
Due from broker for securities sold	544	491
Accrued interest and dividends	1,038	661

Total assets	2,482,170	2,234,534

Liabilities:
Due to broker for securities purchased	951	607
Other payables	550	590

Total liabilities	1,501	1,197

Net assets available for benefits	$2,480,669	$2,233,337

See notes to financial statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005

(IN THOUSANDS)

Additions to net assets attributed to:

Investment income (Notes 2, 3 and 4):
Net appreciation in fair value of investments	$160,951
Dividends	66,406
Interest	6,652

Total investment income	234,009

Contributions (Note 1):
Participants’	92,433
Employer’s	60,997
Participants’ rollover contributions	2,762

Total contributions	156,192

Total additions	390,201

Deductions from net assets attributed to:
Benefits paid to participants	140,873
Investment management expenses (Notes 2 and 4)	1,996

Total deductions	142,869

Net increase in net assets available for benefits	247,332
Net assets available for benefits, beginning of year	2,233,337

Net assets available for benefits, end of year	$2,480,669

See notes to financial statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan:

The following description of the Duke Energy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Participation and Purpose

The Plan is sponsored by Duke Energy Corporation (“Duke Energy”). Duke Energy and each of its affiliated companies that is at least 80% owned and that participate in the Plan are collectively referred to as “Participating Companies”.

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investment among certain investment funds, one of which provides an investment interest in Duke Energy Corporation common stock (“Common Stock”). This defined contribution plan is an employee stock ownership plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Generally, employees of a Participating Company are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen, and 2) are paid on the Participating Company’s U. S. payroll system.

Contributions

Participants may authorize payroll deductions from eligible earnings in the form of before-tax deferrals and/or after-tax deferrals. Participants may elect to contribute (subject to certain limitations) up to 50% (75% effective January 1, 2005) of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code may limit the deferrals of some highly compensated employees. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code. The Participating Company contributes (subject to certain limitations) an amount equal to 100% of before-tax contributions, excluding catch-up contributions, of up to 6% of eligible pay per pay period. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the Internal Revenue Code.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of approximately $2,762,000 were made to the Plan in 2005.

Investments

Subject to limitations discussed below, participants may invest their Plan accounts in any or all of the investment funds offered in the Plan. Participant accounts invest in “units” of a fund based on its net asset value. The value of an account is updated each business day. Throughout the Plan year, eleven funds were offered for investment.

Participant balances that are attributable to the prior Duke Energy Corporation Employees’ Stock Ownership Plan or the Tax Credit Employee Stock Ownership Plan of PanEnergy Corp and participating Affiliates may only be invested in the Plan’s Duke Energy Corporation Common Stock Fund. A matching contribution will initially be invested in the Duke Energy Corporation Common Stock Fund; however, participants may transfer all or a portion of the matching contributions out of the Duke Energy Corporation Common Stock Fund into any other fund as early as the next business day.

Participants’ Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and Plan earnings and charged with benefit payments and allocations of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA.

Vesting and Distribution

A participant is 100% vested in his Plan account. For example, a participant may elect to receive certain distributions from his Plan account during continuation of employment. The Plan provides for several different types of in-service withdrawals, including hardship and age 59 1/2 withdrawals. A hardship distribution must comply with Section 401(k) of the Internal Revenue Code.

Payment of Benefits

On termination of employment for any reason a participant or, if the participant is deceased, his beneficiary, may request the distribution of the balance of the participant’s Plan account. Distributions are made as soon as practicable after the occasion for the distribution, except that a participant may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which he attains age 70 1/2. A beneficiary of a deceased participant may elect that a distribution be delayed for up to one year following the date of death.

Employee Loans Receivable

Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their account balances. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the participant’s Plan account and bears interest at a rate of 1% more than the prime interest rate in effect at the issuance of the loan, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions. Loan receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.

Plan Termination

The Participating Companies expect and intend to continue the Plan indefinitely, but have the right under the Plan to amend, suspend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on their Plan accounts.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments are reported at fair market value. Investments in common trust funds and separately managed funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Duke Energy Corporation common stock is valued at the quoted market price at year-end. Money market funds are valued at cost plus accrued interest, which approximates fair value. Participant loans are valued at cost plus accrued interest, which approximates fair value.

The Plan holds futures contracts, which meet the definition of a derivative. The Plan’s primary objective in holding these derivatives is investment appreciation, and, accordingly, does not designate such derivatives as hedges of risks. Such derivatives are recorded in the accompanying statements of net assets at their fair value, and changes in fair value are recorded in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits

Benefits are recorded when paid.

Investment Management Expenses

Investment management expenses are paid by the Plan to third party vendors.

3.	Investments:

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits (in thousands):

	December 31,
	2005		2004
Duke Energy Corporation common stock, 54,778 and 51,548 shares, respectively	$1,503,663	*	$1,305,706	*
Barclays Global Investors Equity Index Fund, 9,997 and 10,881 shares, respectively	178,749		185,296
Barclays Global Investors Russell 1000 Value Fund, 8,899 and 9,213 shares, respectively	**		113,418
U.S. Small Cap Equity Fund, 5,537 and 5,806 shares, respectively	**		119,135
State Street Bank Short Term Investment Fund, 170,538 and 168,672 shares, respectively	170,538	*	168,672	*

*	Nonparticipant - directed
**	Represents less than 5% of net assets available for benefits as of this date

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Common stock	$119,078
Common trust funds:
Equity funds	21,589
Balanced funds	4,560
Fixed funds	(529)
Separately managed funds - equity	8,397
Other short-term investments	7,856

$160,951

Nonparticipant-Directed Investments:

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands):

	December 31,
	2005	2004
Net Assets:
Common stock	$1,503,663	$1,305,706
Other short-term investments	171,037	170,665

	$1,674,700	$1,476,371

Year ended December 31, 2005
Changes in Net Assets:
Net appreciation in fair value of investments	$119,078
Contributions	60,997
Dividends	66,406
Transfers from participant-directed investments	42,309
Distributions to participants	(90,461)

$198,329

4.	Exempt Party-in-Interest Transactions:

Certain Plan investments are shares of common trust funds, separately managed funds, and a money market fund managed by State Street Bank and Trust Company (“State Street”). State Street is the trustee as defined by the Plan and, therefore, transactions with State Street and the funds they manage qualify as party-in-interest transactions. Fees paid by the Plan were approximately $1,995,525 for the year ended December 31, 2005.

Also included in the Plan’s investments are shares of common stock of Duke Energy Corporation, the Plan’s sponsor. Transactions in shares of Duke Energy common stock qualify as party-in-interest transactions. At December 31, 2005 and 2004, the Plan held 105,927,595 units and 99,678,905 units, respectively, of the Duke Energy stock with a cost basis of $1,170,560,390 and $1,074,474,765, respectively. During the year ended December 31, 2005, the Plan recorded related dividend income of approximately $66,406,000.

5.	Federal Income Tax Status:

The Internal Revenue Service has determined and informed Duke Energy by a letter dated February 16, 2006, that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code. The Plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(IN THOUSANDS)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Market Value
*	Duke Energy Corporation	Common Stock	$1,170,560	$1,503,663
	Barclays Global Investors Equity Index Fund	Common Trust Fund	**	178,749
	Capital Guardian Int’l. Equity Fund	Common Trust Fund	**	97,563
	Barclays Global Investors Russell 1000 Value Fund	Common Trust Fund	**	117,287
	US Large Cap Growth Fund	Separately Managed Fund	**	91,589
	US Small Cap Equity Fund	Separately Managed Fund	**	118,162
*	State Street Global Advisory - Conservative Balanced Fund	Common Trust Fund	**	17,225
*	State Street Global Advisory - Moderate Balanced Fund	Common Trust Fund	**	30,320
*	State Street Global Advisory - Aggressive Balanced Fund	Common Trust Fund	**	29,928
	Morgan Stanley Bond Fund	Separately Managed Fund	**	68,852
	Federal National Mortgage Association Discount Notes	Discount Note	499	499
*	State Street Bank Short Term Investment Fund	Money Market Fund	170,538	170,538
*	Employee Loans Receivable	Participant Loans	**	50,634
		Interest Rates 5.00% -10.5% Maturities ranging from 2006-2020

	Total			$2,475,009

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2005

(IN THOUSANDS)

(a) Identity of Party Involved	(b) Description of asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain
Series in Same Security
Purchases:
Duke Energy	Common Stock	$107,489		$107,489	$107,489

Sales:
Duke Energy	Common Stock		$18,889		$13,965	$4,924

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DUKE ENERGY RETIREMENT SAVINGS PLAN

Date: June 29, 2006	By:	/s/ Martin Brown
Martin Brown Chairman, Duke Energy Benefits Committee